Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues, capital expenditures and liquidity;

●	our available cash and our ability to obtain additional funding;

●	our unaudited condensed interim consolidated financial statements for the period ended June 30, 2026, contain disclosure regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms, if at all;

●	our ability to market and sell our products;

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability to advance the development of our products and future potential product candidates;

●	our ability to commercialize and sell our products and future potential products and future sales of our product or any other future potential products;

●	our plans to continue to invest in research and development to develop technology for new products;

●	our ability to maintain our relationships with suppliers, manufacturers, distributors and other partners;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	the possible impacts of cybersecurity incidents on our business and operations;

●	general market, political and economic conditions in the countries in which we operate;

●	our ability to internally develop new inventions and intellectual property;

●	changes in our strategy; and

●	litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting us, reference is made to our annual report on Form 20-F for the fiscal year ended December 31, 2025, which we filed with the Securities and Exchange Commission, or the SEC, on March 26, 2026, or the Annual Report, and the other risk factors discussed from time to time by us in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “QTREX” refer to Qtrex Quantum Ltd. References to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We prepare and report our unaudited condensed interim consolidated financial statements in accordance with generally accepted accounting principles in the United States.

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed interim consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2018, we have incurred operating losses. Our operating losses for the six-months ended June 30, 2026 and 2025 were $6.9 million and $7.2 million, respectively, and our net losses for the same period were $6.4 million and $6.4 million, respectively. As of June 30, 2026, we had an accumulated deficit of $86 million. We expect to continue to incur expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	expand our sales and marketing efforts of our additively manufactured electronics, printed electronics and micro additive manufacturing products;
●	advancing our printed electronics capabilities to produce quantum connectivity products.
●	expanding market partnerships and marketing efforts to establish our brand recognition in the quantum computing hardware sector
●	hire additional research and development and general and administrative personnel to support our operations;

●	continue clinical development of our products;

●	file applications seeking regulatory approval for our products pursuant to the various regulatory pathways in the United States;

●	continue to invest in the preclinical research and development of any future product candidates;

●	continue to establish the commercial infrastructure to support the marketing, sale and distribution of our U.S Food and Drug Administration, or the FDA, cleared product and additional products, should they receive regulatory approval in the future;

●	expand our sales and marketing efforts of our FDA cleared product and in preparation for potential commercialization of future products upon regulatory approval;
●	maintain, expand and protect our intellectual property portfolio; and

●	continue to incur costs associated with operating as a public company.

Current Outlook

We have incurred losses and generated negative cash flows from operations since inception in 2018.

As of June 30, 2026, our cash and cash equivalents and deposits were $10.7 million.

On April 1, 2026, we entered into an Asset Purchase Agreement, or the Agreement, with Nano Dimension Technologies Ltd., or the Seller, pursuant to which we agreed to acquire certain assets comprising the Seller’s additive manufacturing electronics business and Fabrica business (collectively, the Assets). The Assets acquired included the Seller’s intellectual property, equipment, tooling, books and records, inventory, transferred customer contracts and leasehold rights and accounts receivable. The transaction contemplated by the Agreement closed on April 6, 2026. The total potential consideration payable for the Assets is up to $12,500,000 and consists of: (i) a cash payment of $2,000,000, payable at the closing; and (ii) potential deferred consideration of up to $10,500,000, or the Deferred Consideration, is based on net cash proceeds collected during the 12-month period following the closing, or the Deferred Consideration Period. The Deferred Consideration consists of: (i) 50% of net cash proceeds collected as part of the Assets, up to a maximum amount of $4,000,000; and (ii) 50% of aggregate Fabrica net cash proceeds, up to a maximum amount of $6,500,000. For purposes of the Deferred Consideration, net cash proceeds are equal to the cash actually collected, net of certain expenses, tax, and commissions. Pursuant to the terms of the Agreement, we will be required to deliver quarterly statements within 30 days after each three-month period, with a final true-up and payment within 30 days following the conclusion of the Deferred Consideration Period. The closing was subject to customary conditions, including: (i) delivery of corporate approvals; (ii) execution of intellectual property assignment instruments; and (iii) the receipt of third party’s approvals or the transfer of research and development programs.

On May 29, 2026, we entered into a Securities Purchase Agreement, or the May SPA, with a single institutional investor, or the Purchaser. Pursuant to the May SPA, we agreed to issue and sell, in a private placement offering by us directly to the Purchaser: (i) 3,895,000 of our Ordinary Shares at an offering price of $1.50 per share; and (ii) pre-funded warrants to acquire up to 2,771,667 Ordinary Shares at an offering price of $1.4999 per pre-funded warrant. Each pre-funded warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The pre-funded warrants are exercisable immediately and may be exercised at any time until the pre-funded warrants are exercised in full (subject to the beneficial ownership limitation described above). The offering resulted in gross proceeds to us of approximately $10 million before deducting offering costs of approximately $856,000. The offering closed on June 1, 2026, following the satisfaction of customary closing conditions.

On February 5, 2026, we entered into a Securities Purchase Agreement with a single institutional investor providing for the issuance, in a registered direct offering, of (i) 4,000,000 Ordinary Shares at a purchase price of $0.70 per share and (ii) pre-funded warrants to purchase up to 2,785,715 Ordinary Shares at a purchase price of $0.70, less $0.001 per pre-funded warrant. In a concurrent private placement, we also agreed to issue the investor ordinary warrants to purchase up to 6,785,715 Ordinary Shares. The ordinary warrants are exercisable six months after their issuance at an exercise price of $0.70 per Ordinary Share and will expire on the five year anniversary of their initial exercise date. In connection with the offering, we also entered into an agreement to amend existing warrants that were previously issued in December 2023 to the investor participating in the offering. Such existing warrants originally entitled the investor to purchase up to 3,031,250 Ordinary Shares, with an exercise price of $1.28 per share. Such existing warrants were amended to reduce the exercise price to $0.70 per share, extend the expiration date from June 27, 2027 to February 5, 2031, revise the fundamental transaction provision in the warrants and revise the cashless exercise provision with respect to computing the valuation of the Ordinary Shares. We received approximately $4.7 million in gross proceeds, before deducting offering costs of approximately $485,000.

Since January 1, 2026, and as of June 30, 2026, the Company has issued an aggregate amount of 1,430,066 Ordinary Shares in connection with vested restricted share units, or RSUs, and an additional 184,479 Ordinary Shares in connection with option exercises.

We expect that our existing cash and cash equivalents as of June 30, 2026, in addition to proceeds expected to be raised through sales of Ordinary Shares through the additional proceeds we may raise by sale of Ordinary Shares and warrants, in addition to income from sale of our product, will enable us to fund our operating expenses and capital expenditure requirements for the next twelve months. Since there is no assurance that such financing will be obtained, our dependence on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing and selling our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the ability to commercialize our products;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

We expect to satisfy our future cash needs through generating revenue with product sales and through equity financings. We cannot be certain that we will be successful in commercializing our products in development, the marketing and sales of our additively manufactured electronics products, or that additional funding will be available to us on acceptable terms, if at all. This raises substantial doubts about our ability to continue as a going concern. The unaudited condensed interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel and approximately 80% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowing. At present, our investments consist primarily of cash and cash equivalents and short-term deposits. The primary objective of our investment activities is to preserve the principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2026.

Components of Operating Expenses

Our current operating expenses consist of four components —cost of revenue, research and development expenses, general and administrative expenses and marketing expenses.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Revenues

The Company’s revenues are derived from two business activities: Medical Technology and Additively Manufactured Electronics, or AME. Revenues from the Medical Technology business consist of sales of ART100 systems and related carts. Revenues from the AME business consist of sales of printers, ink and other consumables, as well as installation and training services and support and maintenance services.

For the six months ended June 30, 2026, the Company’s revenues were derived solely from the AME business and amounted to $1,554 thousand.

For the six months ended June 30, 2025, the Company’s revenues were derived solely from the Medical Technology business and amounted to $289 thousand.

Cost of Revenues

Our cost of revenues consists of products purchased from sub-contractors, raw materials, shipping and handling costs to customers, salary, employee-related expenses, depreciation, royalties to the Israel Innovation Authority, or the IIA, provision for assurance and overhead expenses.

The total cost of revenue for the period of six months ended June 30, 2026 and 2025, was $610 and $287, respectively.

Operating Expenses

Our current operating expenses consist of four components: cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs consultants and other third parties who support the development of our product service fees, and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025

Salary and related expenses*	2,825	2,391
Materials and related expenses	456	377
Share-based compensation	384	512
Subcontractors	235	90
Depreciation*	165	67
Professional services	91	53
IIA participation	-	(66)
Other*	604	214
Total	$4,760	$3,638

*   The following presents reclassified historical amounts to conform to the current period’s presentation

We expect that our research and development expenses will increase as we continue to develop our products and advancing our printed electronics capabilities to produce quantum connectivity products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based compensation, professional service fees for accounting and booking, legal fees, facilities, travel expenses and other general and administrative expenses.

The following table shows the breakdown of general and administrative expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025

Professional fees	1,061	1,042
Salary and related expenses*	701	613
Share-based compensation	375	1,144
Rent and office maintenance	135	66
Insurance expenses	87	89
Director’s fees and share-based compensation	86	92
Travel abroad	51	34
Depreciation*	34	6
Others*	64	64
Total	$2,594	$3,150

*    The following presents reclassified historical amounts to conform to the current period’s presentation

Comparison of the Six Months Ended June 30, 2026 and 2025

Results of Operations

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025

Revenues	1,554	289
Cost of revenues	610	287
Research and development expenses	4,760	3,638
Sales and marketing expenses	545	442
General and administrative expenses	2,594	3,150
Other expenses (income)	(19)	7
Operating loss	6,936	7,235
Interest income from deposits	(22)	(37)
Financial expense (income), net	(560)	(800)
Total comprehensive net loss	$6,354	$6,398

Revenues

Our revenues for the six months ended June 30, 2026 were $1,554 thousand, compared to $289 thousand for the six months ended June 30, 2025. The increase is entirely attributable to the newly acquired business, driven by sales of three dimensional, or 3D, electronics printing systems, consumables (inks and spare parts), and both acquired and new service contracts.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2026 were $610 thousand, compared to $287 thousand for the six months ended June 30, 2025. The increase is in line with the increase in revenues, cost of revenues increased primarily due to the cost of products sold and direct selling expenses associated with the acquired business.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2026, were $4,760 thousand compared to $3,638 thousand for the six months ended June 30, 2025. The increase is attributable mainly to salary and related expenses associated with new employees were hired to operate in the newly acquired business, together with additional operating and overhead costs related to the acquired business.

Sales and marketing expenses

Sales and marketing expenses for the six months ended June 30, 2026, were $545 thousand compared to $442 thousand for the six months ended June 30, 2025. The increase is attributable to salary and related expenses associated with new employees hired to operate the acquired business.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2026, were $2,594 thousand compared to $3,150 thousand for the six months ended June 30, 2025. The decrease is primarily attributable to a decrease in share-based compensation expenses.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2026 was $6,936 thousand compared to an operating loss of $7,235 thousand for the six months ended June 30, 2025, a decrease of $299 thousand, or 4.0%.

Financial expense (income), net

We recognized financial income, net for the six months ended June 30, 2026 of $560 thousand compared to financial income, net of $800 thousand for the six months ended June 30, 2025. The decrease in financial income was mainly due to income recognized from the remeasurement of our financial liabilities at fair value.

Total net loss

As a result of the foregoing, our total net loss for the six months ended June 30, 2026 was $6,354 thousand compared to $6,398 thousand for the six months ended June 30, 2025, a decrease of $44, or 0.1%.

Critical Accounting Estimates

The preparation of unaudited condensed interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Estimates” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed interim consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

B. Liquidity and Capital Resources

Overview

Since our inception through June 30, 2026, we have funded our operations principally from the proceeds of our IPO, the sale of convertible securities, the proceeds from the exercise of warrants, government grants and sale of Ordinary Shares. To date, we are at the deployment stage with respect to the INSPIRA ART100, and we are in development stage with its HYLA sensor in addition to the commercialization of our Dragon FlyIV and other connected the additively manufactured electronics new business and the development stage to advance the printing electronic capabilities to produce quantum connectivity products. The Company has suffered recurring losses from operations and negative cash flows from operations since inception. As of June 30, 2026, we have incurred accumulated losses of $86 million and expects to continue to fund our operations, in part, through financing, such as the issuance of Ordinary Shares and warrants, in addition to through IIA grants. There is no assurance that such financing will be obtained. Our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The unaudited condensed interim consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. We also expect to fund our operations through sales of the Company’s FDA-cleared technology and from its acquired AME business.

Our management intends to raise additional funds through offerings of our securities that will be utilized to fund product development and continue operations and marketing. We do not have any material financial obligations as of June 30, 2026. We believe that the proceeds from any future financings, combined with our cash on hand, are sufficient to meet our obligations for the next twelve months. However, there is no assurance that such financing will be obtained. Our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

On August 20, 2026, we entered into a Securities Purchase Agreement, or the SPA, with certain institutional investors, or the Purchasers. Pursuant to the SPA, we agreed to issue and sell, in a registered direct offering 11,111,111 of our ordinary shares, or the Ordinary Shares, at an offering price of $0.90 per share, we received approximately $10 million in gross proceeds, before deducting offering costs of approximately $842,000.

As of June 30, 2026, we had $10,666 thousand in cash, cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025

Net cash used in operating activities	(3,892)	(5,087)

Net cash provided (used) in investing activities	(2,025)	567

Net cash provided by financing activities	13,488	1,519

Effect of exchange rate changes on cash and cash equivalents	(17)	21

Net Increase (decrease) in cash and cash equivalents	7,571	(3,001)

Operating Activities

Net cash used in operating activities of $3,892 thousand during the six months ended June 30, 2026 and net cash used in operating activities of $5,087 thousand during the six months ended June 30, 2025 were primarily used for payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance.

Income due to changes in the fair market value of financial liabilities for the six months ended June 30, 2026 was $504 thousand, compared to income of $689 thousand for the six months ended June 30, 2025.

Investing Activities

Net cash used in investing activities of $2,025 thousand during the six months ended June 30, 2026 consisted mainly of the acquisition of the AME business. Net cash provided in investing activities of $567 thousand during the six months ended June 30, 2025 consisted mainly of the change in cash deposits and the effect of the exchange rate on it in the amount of $668 thousand.

Financing Activities

Net cash provided by financing activities of $13,488 thousand during the six months ended June 30, 2026 consisted primarily of proceeds from sale of Ordinary shares, prefunded warrants and ordinary warrants in connection with private offerings during the period.

Net cash provided by financing activities of $1,519 thousand during the six months ended June 30, 2025 consisted primarily of proceeds from the sale of Ordinary Shares through our At-The-Market Facility, or ATM Facility, with Alliance Global Partners/AGP, or AGP.

On March 14, 2025, we entered into a sales agreement with AGP, as sales agent, pursuant to which we may offer and sell, from time to time, under the ATM Facility, Ordinary Shares having an aggregate offering price of up to $1,019 thousand. On April 10, 2025, the maximum aggregate offering price was increased to $1,917,052, on July 1, 2025, the maximum aggregate offering price increased to $7,118 thousand and on September 16, 2025, the maximum aggregate offering price increased to $14,687 thousand. As of June 30, 2025, we sold an aggregate of 2,575,753 Ordinary Shares for an aggregate offering amount of approximately $1,600 thousand.

On February 17, 2026, we entered into an additional sales agreement with AGP pursuant to which we were able to offer and sell, from time to time, through the sales agent, our Ordinary Shares having an aggregate offering price of up to $2,016 thousand. We terminated the sales agreement with AGP in March 2026.

On December 12, 2025, we entered into a purchase agreement with YA II PN, Ltd., or YA, providing for the issuance, in a registered direct offering, of 1,565,217 Ordinary Shares at a purchase price of $1.15 per share. We received approximately $1.8 million in gross proceeds before deducting offering costs of approximately $50 thousand.

On December 12, 2025, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA. Pursuant to the terms of the SEPA, YA committed to purchase up to $25 million, or the Commitment Amount, of Ordinary Shares at any time during the three-year period following the execution date of the SEPA. Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily VWAP (as defined in the SEPA) of the Ordinary Shares during the three consecutive trading days commencing on the trading day of our delivery of an Advance Notice (as defined in the SEPA) to YA. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any Ordinary Shares that would result in it owning more than 4.99% of our Ordinary Shares. Pursuant to the SEPA, we also agreed to pay YA a commitment fee, or the Commitment Fee, equal to 2.00% of the Commitment Amount, payable in two tranches in our Ordinary Shares at a price per share average of the daily volume weighted average prices of the Ordinary Shares during the three trading days immediately prior to payment due date also agreed to pay to YA a structuring fee in the amount of $25 thousand. We terminated the SEPA in March 2026.

On January 5, 2026, we entered into a non-binding term sheet, or the Term Sheet, with the Target, to acquire the Target’s liquid biopsy business in exchange for 40% of our issued and outstanding share capital on a fully diluted basis. As a part of the acquisition, we were to obtain a $15 million equity investment, or the Equity Investment, at our pre-money valuation of $180 million or at such valuation as may be expressly agreed by the parties in the negotiated definitive agreement to acquire Target’s liquid biopsy business, or the Purchase Agreement. In March 2026, we announced that we will not pursue the transaction with the Target.

In connection with the Term Sheet, on January 5, 2026, we entered into a binding senior convertible debenture, or the Debenture, with the Target, whereby we agreed to lend the Target a principal amount of $1 million. The Debenture will bear interest at a 10% annual rate, provided, however, that in case of an Event of Default (as defined in the Debenture), the annual interest rate shall increase to 18%, retroactively as of the original issue date. The Target may prepay any portion of the principal amount of the Debenture without the need for our prior written consent. Any payment thereof (including any partial payment) shall first be made on account of outstanding interest. The Debenture matures on the date that is 180 days from January 5, 2026, on or such earlier date where (i) the Purchase Agreement has not been entered into within 60 days from January 5, 2026, (ii) if there is a change in control of the Target (including, without limitations, changes in the composition of the Target’s board of directors where the majority of board members (excluding the external members) holding office on the date hereof, cease to hold office, then the date of such change in control, or the Maturity Date.

The Debenture contains certain prerequisites, such as corporate approval and TASE approval of the ordinary shares to be issued upon conversion of the Debenture, and customary representations, warranties and covenants of the Company and Target, including receipt of $5 million by us pursuant to the SEPA. The Debenture will be deemed issued at the signing, however, our obligation to pay $1 million is subject to the satisfaction of the prerequisites. On February 19, 2026, we and the Target entered into an amendment and addendum to the Debenture, or the Amendment. Pursuant to the Amendment: (i) the period of 45 days from the date of execution of the Debenture for the satisfaction of the certain prerequisites set forth in clauses 8(a) through 8(c) of the Debenture was extended by additional 30 days, to 75 days; and (ii) the prerequisite of a $5 million investment to be obtained by us set forth in clause 8(b) of the Debenture was amended and restated in such manner such that it shall be satisfied by the receipt of $5 million, following the date of the Amendment, from investors introduced to us by the Target pursuant to the requirements of the placement agent agreement, dated February 5, 2026, by an between us and A.G.P/ Alliance Global Partners (rather than pursuant to the SEPA). Except as set forth above, all other terms of the Debentures remain unchanged and in full force and effect. As of September 23, 2026, we did not receive any proceeds under the SEPA. The SEPA was terminated and therefore, the Debenture expired.

On February 5, 2026, we entered into a purchase agreement with a single institutional investor providing for the issuance, in a registered direct offering, of (i) 4,000,000 Ordinary Shares at a purchase price of $0.70 per share and (ii) pre-funded warrants to purchase up to 2,785,715 Ordinary Shares at a purchase price of $0.70, less $0.001 per pre-funded warrant. In a concurrent private placement, we also agreed to issue the investor ordinary warrants to purchase up to 6,785,715 Ordinary Shares. The ordinary warrants are exercisable six months after their issuance at an exercise price of $0.70 per Ordinary Share and will expire on the five year anniversary of their initial exercise date. In connection with the offering, we also entered into an agreement to amend existing warrants that were previously issued in December 2023 to the investor participating in the offering. Such existing warrants originally entitled the investor to purchase up to 3,031,250 Ordinary Shares, with an exercise price of $1.28 per share. Such existing warrants were amended to reduce the exercise price to $0.70 per share, extend the expiration date from June 27, 2027 to February 5, 2031, revise the fundamental transaction provision in the warrants and revise the cashless exercise provision with respect to computing the valuation of the Ordinary Shares. We received approximately $4.7 million in gross proceeds, before deducting offering costs of approximately $485,000.

On March 14, 2025, we entered into a sales agreement with AGP, as sales agent, pursuant to which we may offer and sell, from time to time, under the ATM Facility, Ordinary Shares having an aggregate offering price of up to $1,019 thousand. On April 10, 2025, the maximum aggregate offering price was increased to $1,917 thousand, on July 1, 2025, the maximum aggregate offering price increased to $7,118 thousand and on September 16, 2025, the maximum aggregate offering price increased to $14,687 thousand. As of June 30, 2025, we sold an aggregate of 2,575,753 Ordinary Shares for an aggregate offering amount of approximately $1,600 thousand.

On February 17, 2026, we entered into an additional sales agreement with AGP pursuant to which we were able to offer and sell, from time to time, through the sales agent, our Ordinary Shares having an aggregate offering price of up to $2,016 thousand. We terminated the sales agreement with AGP in March 2026.

On April 1, 2026, we entered into the Agreement with the Seller, pursuant to which we agreed to acquire certain assets comprising the Seller’s Assets. The Assets acquired included the Seller’s intellectual property, equipment, tooling, books and records, inventory, transferred customer contracts and leasehold rights and accounts receivable. The transaction contemplated by the Agreement closed on April 6, 2026, following the satisfaction of customary closing conditions, including the delivery of corporate approvals, execution of intellectual property assignment instruments, and receipt of required third-party approvals in connection with the transfer of the research and development programs. The total potential consideration payable for the Assets is up to $12,500 thousand and consisted of: (i) a cash payment of $2,000 thousand, which was paid at the closing; and (ii) potential Deferred Consideration based on net cash proceeds collected during the Deferred Consideration Period. The Deferred Consideration consists of: (i) 50% of net cash proceeds collected as part of the Assets, up to a maximum amount of $4,000 thousand; and (ii) 50% of aggregate Fabrica net cash proceeds, up to a maximum amount of $6,500 thousand. For purposes of the Deferred Consideration, net cash proceeds is equal to the cash actually collected, net of certain expenses, tax, and commissions. Pursuant to the terms of the Agreement, we will be required to deliver quarterly statements within 30 days after each three-month period, with a final true-up and payment within 30 days following the conclusion of the Deferred Consideration Period.

On May 29, 2026, we entered into the May SPA with the Purchaser. Pursuant to the May SPA, we agreed to issue and sell, in a private placement offering by us directly to the Purchaser: (i) 3,895,000 Ordinary Shares, at an offering price of $1.50 per share; and (ii) pre-funded warrants to acquire up to 2,771,667 Ordinary Shares at an offering price of $1.4999 per pre-funded warrant. The pre-funded warrants were sold to the Purchaser, whose purchase of Ordinary Shares in the offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of our outstanding share capital following the consummation of the offering. Each pre-funded warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The pre-funded warrants are exercisable immediately and may be exercised at any time until the pre-funded warrants are exercised in full (subject to the beneficial ownership limitation described above). The offering resulted in gross proceeds to us of $10 million before deducting offering costs of approximately $856,000. The offering closed on June 1, 2026, following the satisfaction of customary closing conditions.

On August 20, 2026, we entered into the SPA with the Purchasers. Pursuant to the SPA, we agreed to issue and sell, in a registered direct offering 11,111,111 Ordinary Shares, at an offering price of $0.90 per share. The offering resulted in gross proceeds to us of $10 million before deducting offering costs of approximately $842,000.

RISK FACTORS

In addition to the other information set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition or future results.

Risks Related to our Business and Industry

We depend heavily on the successful development, validation, and commercialization of our monolithic interconnect architecture for the quantum computing industry, and we may not be able to successfully introduce it to the market.

Our strategic objective is to establish QTREX as a provider of cryogenic connectivity inside the dilution refrigerator for the superconducting quantum computing industry. We are developing the monolithic interconnect architecture designed to replace the discrete, manually assembled cabling that dominates the industry today. Our business model relies on our ability to successfully transition our technology to the quantum computing industry, as well as on strategic collaborations to jointly develop, qualify, and deploy our architecture in production-grade environments. If we fail to establish or maintain these partnerships, or if our engineered structure fails to effectively overcome thermal load constraints and other connectivity limitations as compared to traditional assembled wiring, our commercialization efforts may not lead to meaningful sales.

Our target market is subject to rapid technological change, and we may not be able to develop systems that supplant existing approaches.

The quantum computing and advanced electronics manufacturing markets are subject to rapid and substantial innovation. Our monolithic interconnect architecture, which relies on our additive manufacturing electronics, or AME, capabilities, could be rendered obsolete or uneconomical by competitors’ technological advances or alternative interconnect approaches. If we cannot keep pace with technological change, our business, financial condition, and results of operations could be materially adversely affected.

We may not successfully commercialize our recently acquired AME Platform, and our failure to successfully manage and scale its commercialization could harm our business.

In April 2026, we acquired the AME Platform from the Seller, which we expect to serve as both the production foundation for our quantum connectivity strategy and a commercially active business. Our revenue depends, in part, on our ability to successfully complete the integration of the AME Platform that we acquired from the Seller, our ability to commercialize inkjet-based additive electronics manufacturing systems and proprietary printable conductive and dielectric materials to customers in aerospace, missile, defense, and advanced electronics sectors, and on the commercial adoption of our products. We cannot assure you that these commercialization efforts will lead to sustained or meaningful sales, and any failure to manage, scale, and support the AME Platform could materially adversely affect our business.

Defects or failures in our products, proprietary materials or manufacturing processes could result in product liability, warranty and other claims, require costly remediation efforts or recalls, and materially harm our business, results of operations and reputation.

Our systems, proprietary materials and related products may contain undetected defects, errors, reliability issues or performance failures that are not discovered until after they have been manufactured, shipped or used by customers. These issues may arise from product design, raw materials, manufacturing or assembly processes, software, quality control or other causes. In addition, because certain of our products involve specialized materials and, in some cases, hazardous chemicals, defects, contamination, handling failures or manufacturing process issues could increase the risk of safety-related incidents, property damage, environmental exposure or related claims.

If any of our products or materials are alleged or found to be defective, have failed to perform as expected or have contributed to injury, property damage or operational disruption, we could incur substantial costs and liabilities, including costs associated with investigating the issue, repairing or replacing affected products, providing credits or refunds, honoring warranty obligations, conducting field corrective actions, undertaking remediation efforts, or recalling or withdrawing products from the market. Any such issue could also result in delayed customer acceptance, delayed or lost revenue, cancellation of orders, loss of existing or potential customers or commercial partners, increased warranty servicing costs, breach of contract or indemnification claims, and other disputes or litigation.

We may also become subject to regulatory inquiries, investigations or other proceedings if a defect, failure or safety issue is believed to create risk to persons, property or operations, or if corrective actions are not implemented in a timely or adequate manner. Even if claims relating to an alleged defect are ultimately unsuccessful, defending such claims and responding to related inquiries or proceedings could be time-consuming and expensive, divert the attention of management and technical personnel, and adversely affect our relationships with customers and other counterparties. In addition, publicity associated with any actual or alleged defect, failure, recall, remediation effort or safety-related issue could materially damage our reputation and impair market acceptance of our products and technologies.

Although we may maintain insurance for certain product-related risks, our insurance coverage may not be available on acceptable terms, may not continue to be available in sufficient amounts, or may not be adequate to cover all liabilities that we may incur. In addition, any contractual indemnification we may receive from third parties may not fully protect us, particularly with respect to alleged design defects, quality failures or other matters for which we are viewed as responsible. As a result, a product defect or alleged defect could subject us to liabilities and losses in excess of available insurance or indemnity protection.

Discontinuation of operations at our single manufacturing site could prevent us from timely fulfilling customer orders.

We currently assemble and test the systems we sell, and produce consumables for our systems, at a single facility. A disruption at this facility, whether due to natural disasters, fire, power outages, equipment failures, labor shortages, cyber incidents, supply interruptions or other unforeseen events, could materially impair our ability to supply systems or consumable materials in a timely manner and could lead to significant costs.

If operations at this facility are interrupted, even for a limited period, we may be unable to manufacture, assemble, test or deliver our systems and consumable materials on schedule, which could result in delayed shipments, delayed or lost revenue, increased operating costs, customer dissatisfaction and damage to our commercial relationships. In addition, because our operations involve specialized manufacturing systems, proprietary materials and related know-how, restoring normal operations, replacing damaged equipment or transferring production to an alternate site, if available, could require substantial time and expense. Any prolonged disruption could also delay customer installations, service obligations and development activities, any of which could materially adversely affect our business, financial condition and results of operations.

We are subject to environmental, health and safety laws and regulations in connection with our products, proprietary materials and operations, and compliance with these requirements could subject us to significant costs and potential liability.

Our business involves or may involve the use, handling and international shipment of products, inks, materials and other substances that may be subject to environmental, health and safety laws and regulations relating to the import and export of chemicals and hazardous substances. These requirements may govern, among other things, the composition of our products and materials, the manner in which such materials are packaged, labeled, stored, transported, used and disposed of, and the handling of wastes or emissions associated with our operations. In addition, our carriers and logistics providers may impose further restrictions and compliance requirements for the shipment of dangerous products.

Compliance with these laws and regulations may require us to incur significant costs, including costs to monitor and maintain compliance programs, obtain or maintain approvals, modify our operations, change suppliers, reformulate the chemicals used in our inks and materials, or alter packaging, handling or shipping practices. If we fail to comply with applicable requirements, or if applicable laws or regulations become more stringent, we could be subject to fines, penalties, restrictions on our ability to manufacture, import, export or sell certain products, remediation obligations, or other liabilities. Any such developments could disrupt our operations, increase our costs, delay customer shipments, require changes to our products or manufacturing processes, and materially adversely affect our business, financial condition and results of operations.

We have engaged in the acquisition of the AME Platform, which may pose integration risks, and the recognition of additional assets on our unaudited condensed interim consolidated financial statements could lead to significant write-offs.

As part of our growth and diversification strategy, we evaluate and engage in acquisitions, such as our April 2026 acquisition of the AME Platform from the Seller pursuant to the Agreement. Mergers and acquisitions entail risks that could materially and adversely affect our business, operating results, and financial condition, including problems integrating acquired operations and technologies, diversion of management time, failures to realize anticipated synergies, and difficulties retaining relationships with suppliers and customers of the acquired platform. In addition, these transactions require recognition of additional assets on our balance sheet. If the acquired business does not perform as expected, we may face potential write-offs of acquired assets, which would negatively impact our financial condition and results of operations.

We may not be able to successfully integrate and operate the purchased assets acquired from the Seller, which could disrupt our business and adversely affect our results of operations.

Under the Agreement, we acquired certain assets comprising the Seller’s AME business and Fabrica business, including intellectual property, equipment, tooling, books and records, inventory, transferred customer contracts, leasehold rights, and accounts receivable. Successfully integrating and operating these purchased assets requires, among other things, effective transition of customer and supplier relationships, integration of systems and controls, and retention of personnel and know-how relevant to the purchased assets. If integration is more costly or time-consuming than expected, or if integration efforts disrupt operations or customer relationships, our business and results of operations could be materially adversely affected.

We may not be able to successfully monetize our medical technology platform, which could divert management attention and resources.

While we have pivoted toward quantum connectivity and advanced electronics manufacturing, we continue to operate a medical technology platform held within a wholly owned subsidiary. That platform includes the INSPIRA ART100 and the HYLA continuous blood monitoring platform, and we have disclosed an intent to monetize this business through strategic transactions. There is no assurance that any definitive transaction will occur. If we are unable to monetize the medical platform on acceptable terms or at all, we may be required to continue dedicating financial and managerial resources to a non-core business, which could adversely affect our ability to execute our strategic focus.

Our operating results and financial condition may fluctuate significantly.

Our transition requires capital expenditures and operating expenses as we invest in research and development, manufacturing, and commercialization activities for our quantum products and AME Platform systems. Our operating results may fluctuate from quarter to quarter due to factors such as the degree of market acceptance of our products, long sales cycles, changes in the amount we spend to develop or acquire new technologies, and foreign currency exchange rate fluctuations. As a result, period-to-period comparisons of our operating results may not be meaningful, and our results may fall short of expectations.

If we fail to meet all applicable Nasdaq Capital Market requirements, Nasdaq could delist our Ordinary Shares, which could adversely affect the market liquidity of our Ordinary Shares and the market price of our Ordinary Shares could decrease.

Nasdaq monitors our ongoing compliance with its minimum listing requirements and if we fail to meet those requirements and cannot cure such failure in the prescribed period of time, our Ordinary Shares could be subject to delisting from the Nasdaq market. In the event that our Ordinary Shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Ordinary Shares could be conducted only in the over-the-counter market such as the OTC Pink or the OTCQB. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

On March 10, 2025, we received a written notice from the Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), as our closing bid price for our Ordinary Shares was below $1.00 per share for the last 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were initially granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until September 8, 2025, to regain compliance with the minimum bid price requirement. On July 17, 2025, we received a written notice from Nasdaq indicating that Nasdaq has determined that for 10 consecutive business days, from July 2 through July 16, 2025, the closing bid price of our Ordinary Shares has been at least $1.00 per share or greater, and accordingly, we have regained compliance with Listing Rule 5550(a)(2). Although we have since cured this deficiency and have regained compliance with Nasdaq Listing Rule 5550(a)(2), there is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules.